Exhibit 99.2

November 11, 2026

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Autorité Des Marchés Financiers

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Prince Edward Island Office of the Superintendent of Securities

Superintendent of Securities (Newfoundland and Labrador)

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities, Nunavut

Office of the Superintendent of Securities, Northwest Territories

To whom it may concern:

Re:	Glass House Brands Inc. (the “Company”)

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), we have read the notice of change of auditor (the “Notice”) of Glass House Brands Inc. dated November 11, 2026. Based on our knowledge of such information at this time, we agree with the statements in the Notice pertaining to our firm.

Yours truly,

/s/ BDO USA, P.C.

Los Angeles, California